UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-166469

*

(Exact name of registrant as specified in its charter)

*See Table of Registrants

18500 North Allied Way Phoenix, Arizona 85054	Telephone: (480) 627-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of Debt Securities Registered on Registration Statement No. 333-166469

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class of Security	Approximate Number of Holders
Guarantees of Debt Securities	0

TABLE OF REGISTRANTS

The Address, Including Zip Code, and Telephone Number, Including Area Code, of each Registrant’s Principal Executive Offices is 18500 North Allied Way Phoenix, AZ 85054, (480) 627-2700.

Guarantor	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number
Alabama Recycling Services, Inc.	Alabama	63-1125333
Autauga County Landfill, LLC	Alabama	87-0708224
GEK, Inc.	Alabama	63-1059042
Allied Waste Industries (Arizona), Inc.	Arizona	76-0353315
Allied Waste Industries (Southwest), Inc.	Arizona	86-0834266
Allied Waste Systems of Arizona, LLC	Arizona	20-4754255
Apache Junction Landfill Corporation	Arizona	86-0807383
Cactus Waste Systems, LLC	Arizona	74-0193806
Central Arizona Transfer, Inc.	Arizona	20-3469072
Mesa Disposal, Inc.	Arizona	86-0641823
Midway Development Company, Inc.	Arizona	20-1234650
Pinal County Landfill Corp.	Arizona	86-0834267
Republic Services of Arizona Hauling, LLC	Arizona	65-0872472
Summit Waste Systems, Inc.	Arizona	86-0940236
Tri-State Refuse Corporation	Arizona	86-0205736
A D A J Corporation	California	95-3996398
Allied Waste of California, Inc.	California	86-0841277
Allied Waste Transfer Services of California, LLC	California	20-4735721
Atlas Transport, Inc.	California	95-2454199
Bay Collection Services, Inc.	California	68-0423276
Bay Environmental Management, Inc.	California	94-2547085
Bay Landfills, Inc.	California	68-0423275
Bay Leasing Company, Inc.	California	68-0206342
Berkeley Sanitary Service, Inc.	California	68-0205653
BLT Enterprises of Oxnard, Inc.	California	77-0404336
Borrego Landfill, Inc.	California	33-0777844
Browning-Ferris Industries of California, Inc.	California	95-2772010
Charter Evaporation Resource Recovery Systems	California	68-0195486
Crockett Sanitary Service, Inc.	California	68-0395297
Delta Container Corporation	California	94-1751866
Delta Paper Stock, Co.	California	94-2523340
Elder Creek Transfer & Recovery, Inc.	California	68-0461018
Forward, Inc.	California	94-1544481
Golden Bear Transfer Services, Inc.	California	20-1197062
Imperial Landfill, Inc.	California	86-0972399
Independent Trucking Company	California	94-1752713
International Disposal Corp. of California	California	94-2229685
Keller Canyon Landfill Company	California	77-0222614
La Cañada Disposal Company, Inc.	California	95-4108930
Lathrop Sunrise Sanitation Corporation	California	68-0349203
Oceanside Waste & Recycling Services	California	95-4516562
Otay Landfill, Inc.	California	33-0777847
Palomar Transfer Station, Inc.	California	33-0777845
Perdomo & Sons, Inc.	California	95-2759289
Ramona Landfill, Inc.	California	33-0777841
RI/Alameda Corp.	California	65-1049389
Richmond Sanitary Service, Inc.	California	68-0204974
San Diego Landfill Systems, LLC	California	20-2391637

San Marcos NCRRF, Inc.	California	33-0777842
Solano Garbage Company	California	94-2537922
Sunrise Sanitation Service, Inc.	California	94-2737713
Sunset Disposal Service, Inc.	California	94-2449716
Sycamore Landfill, Inc.	California	33-0777839
West Contra Costa Energy Recovery Company	California	68-0050806
West Contra Costa Sanitary Landfill, Inc.	California	68-0206389
West County Landfill, Inc.	California	68-0206346
West County Resource Recovery, Inc.	California	68-0206339
Zakaroff Services	California	95-3941388
Allied Waste Systems of Colorado, LLC	Colorado	20-4911774
Bunting Trash Service, Inc.	Colorado	84-0744234
Denver RL North, Inc.	Colorado	86-1005476
Frontier Waste Services (Colorado), LLC	Colorado	91-2121802
Republic Services of Colorado Hauling, LLC	Colorado	65-0872366
Republic Services of Colorado I, LLC	Colorado	65-0872372
Abilene Landfill TX, LP	Delaware	26-0015748
Allied Enviroengineering, Inc.	Delaware	76-0294430
Allied Gas Recovery Systems, L.L.C.	Delaware	86-0912667
Allied Green Power, LLC	Delaware	59-3771629
Allied Nova Scotia, Inc.	Delaware	86-0898257
Allied Services, LLC	Delaware	86-0897719
Allied Waste Alabama, Inc.	Delaware	86-0836214
Allied Waste Company, Inc.	Delaware	76-0294431
Allied Waste Environmental Management Group, LLC	Delaware	20-4987213
Allied Waste Holdings (Canada) Ltd.	Delaware	86-0911064
Allied Waste Industries, LLC	Delaware	88-0228636
Allied Waste Landfill Holdings, Inc.	Delaware	52-2044846
Allied Waste North America, Inc.	Delaware	86-0843596
Allied Waste of New Jersey-New York, LLC	Delaware	86-0911491
Allied Waste Recycling Services of New Hampshire, LLC	Delaware	20-5406806
Allied Waste Rural Sanitation, Inc.	Delaware	91-1886463
Allied Waste Services of Colorado, Inc.	Delaware	26-1208222
Allied Waste Services of North America, LLC	Delaware	20-1838910
Allied Waste Sycamore Landfill, LLC	Delaware	30-0076497
Allied Waste Systems Holdings, Inc.	Delaware	59-2068174
Allied Waste Systems of Indiana, LLC	Delaware	20-8044243
Allied Waste Systems, Inc.	Delaware	36-2750252
Allied Waste Transfer Services of Arizona, LLC	Delaware	20-5130289
Allied Waste Transfer Services of Rhode Island, LLC	Delaware	20-5046235
Allied Waste Transportation, Inc.	Delaware	52-2044848
American Disposal Services of Illinois, Inc.	Delaware	13-3831976
American Disposal Services of New Jersey, Inc.	Delaware	36-4229718
American Disposal Services of West Virginia, Inc.	Delaware	36-4206387
American Disposal Services, Inc.	Delaware	13-3858494
American Disposal Transfer Services of Illinois, Inc.	Delaware	36-4210454
Anson County Landfill NC, LLC	Delaware	52-2044849
Ariana, LLC	Delaware	65-0886342
Attwoods of North America, Inc.	Delaware	98-0066273
AWIN Leasing Company, Inc.	Delaware	76-0351502
AWIN Management, Inc.	Delaware	76-0353318
BBCO, Inc.	Delaware	20-2103652
BFGSI, L.L.C.	Delaware	—
BFI Atlantic, Inc.	Delaware	76-0367890
BFI Energy Systems of Albany, Inc.	Delaware	76-0293880
BFI Energy Systems of Delaware County, Inc.	Delaware	76-0489490

BFI Energy Systems of Hempstead, Inc.	Delaware	76-0167169
BFI Energy Systems of Niagara II, Inc.	Delaware	86-0997176
BFI Energy Systems of Niagara, Inc.	Delaware	76-0346826
BFI Energy Systems of SEMASS, Inc.	Delaware	76-0489491
BFI Energy Systems of Southeastern Connecticut, Inc.	Delaware	76-0293894
BFI Energy Systems of Southeastern Connecticut, Limited Partnership	Delaware	76-0353600
BFI REF-FUEL, INC	Delaware	76-0293907
BFI Trans River (GP), Inc.	Delaware	76-0490105
BFI Transfer Systems of Alabama, LLC	Delaware	86-1024458
BFI Transfer Systems of DC, LLC	Delaware	—
BFI Transfer Systems of Georgia, LLC	Delaware	86-1024457
BFI Transfer Systems of Maryland, LLC	Delaware	86-1026339
BFI Transfer Systems of Mississippi, LLC	Delaware	86-1026340
BFI Transfer Systems of Texas, LP	Delaware	86-1024535
BFI Transfer Systems of Virginia, LLC	Delaware	86-1024453
BFI Waste Services of Indiana, LP	Delaware	86-1024528
BFI Waste Services of Tennessee, LLC	Delaware	—
BFI Waste Services of Texas, LP	Delaware	86-1024527
BFI Waste Services, LLC	Delaware	86-1006825
BFI Waste Systems of Alabama, LLC	Delaware	86-1024529
BFI Waste Systems of Arkansas, LLC	Delaware	86-1024531
BFI Waste Systems of Georgia, LLC	Delaware	86-1024530
BFI Waste Systems of Indiana, LP	Delaware	86-1024534
BFI Waste Systems of Kentucky, LLC	Delaware	86-1024543
BFI Waste Systems of Louisiana, LLC	Delaware	86-1024541
BFI Waste Systems of Mississippi, LLC	Delaware	86-1024539
BFI Waste Systems of Missouri, LLC	Delaware	86-1024540
BFI Waste Systems of North America, LLC	Delaware	41-1696636
BFI Waste Systems of North Carolina, LLC	Delaware	86-1024538
BFI Waste Systems of South Carolina, LLC	Delaware	—
BFI Waste Systems of Tennessee, LLC	Delaware	86-1024463
BFI Waste Systems of Virginia, LLC	Delaware	86-1024461
Blue Ridge Landfill TX, LP	Delaware	86-1024533
Bond County Landfill, Inc.	Delaware	86-0968446
Brenham Total Roll-Offs, LP	Delaware	86-1038622
Bridgeton Landfill, LLC	Delaware	86-0898487
Bridgeton Transfer Station, LLC	Delaware	42-1583102
Browning-Ferris Industries of Florida, Inc.	Delaware	74-1819238
Browning-Ferris Industries of Illinois, Inc.	Delaware	31-1697534
Browning-Ferris Industries of Ohio, Inc.	Delaware	74-6186941
Browning-Ferris Industries, LLC	Delaware	74-1673682
Browning-Ferris Services, Inc.	Delaware	90-0112928
Brunswick Waste Management Facility, LLC	Delaware	86-0898494
Butler County Landfill, LLC	Delaware	86-0898479
Camelot Landfill TX, LP	Delaware	86-0913826
CC Landfill, Inc.	Delaware	86-0930050
Cefe Landfill TX, LP	Delaware	20-2761828
Chilton Landfill, LLC	Delaware	86-0979028
Cocopah Landfill, Inc.	Delaware	86-0979654
Compactor Rental Systems of Delaware, Inc.	Delaware	65-0723614
Consolidated Disposal Service, L.L.C.	Delaware	65-0844469
Continental Waste Industries, L.L.C.	Delaware	11-2909512
Copper Mountain Landfill, Inc.	Delaware	86-0980013
County Disposal (Ohio), Inc.	Delaware	13-3831975
County Disposal, Inc.	Delaware	13-3831974
County Landfill, Inc.	Delaware	13-3850472

Courtney Ridge Landfill, LLC	Delaware	86-0979799
Crow Landfill TX, L.P.	Delaware	52-2044854
D & L Disposal, L.L.C.	Delaware	37-1355114
East Chicago Compost Facility, Inc.	Delaware	26-3472299
E Leasing Company, LLC	Delaware	86-1013760
ECDC Environmental of Humboldt County, Inc.	Delaware	91-1901449
ECDC Holdings, Inc.	Delaware	86-0897722
Ellis County Landfill TX, LP	Delaware	52-2044857
Ellis Scott Landfill MO, LLC	Delaware	52-2044859
Environmental Development Corp.	Delaware	35-1783546
Environtech, Inc.	Delaware	36-3485658
Envotech-Illinois L.L.C.	Delaware	37-1355113
Evergreen Scavenger Service, Inc.	Delaware	36-4179870
Evergreen Scavenger Service, L.L.C.	Delaware	36-4172002
Forest View Landfill, LLC	Delaware	86-0979824
Fort Worth Landfill TX, LP	Delaware	86-0899429
Galveston County Landfill TX, LP	Delaware	26-0015758
General Refuse Rolloff Corp.	Delaware	52-2093347
Georgia Recycling Services, Inc.	Delaware	58-2178434
Giles Road Landfill TX, LP	Delaware	20-3365888
Golden Triangle Landfill TX, LP	Delaware	26-0015711
Great Lakes Disposal Service, Inc.	Delaware	36-2642310
Great Plains Landfill OK, LLC	Delaware	52-2044861
Greenwood Landfill TX, LP	Delaware	91-2098721
Gulf West Landfill TX, LP	Delaware	26-0015867
Itasca Landfill TX, LP	Delaware	26-0015841
Jefferson City Landfill, LLC	Delaware	86-0898553
Kandel Enterprises, LLC	Delaware	26-1602664
Kerrville Landfill TX, LP	Delaware	26-0015826
Lee County Landfill SC, LLC	Delaware	52-2044865
Lemons Landfill, LLC	Delaware	86-0898495
Lewisville Landfill TX, LP	Delaware	26-0015695
Liberty Waste Holdings, Inc.	Delaware	52-2049620
Liberty Waste Services Limited, L.L.C.	Delaware	34-1812746
Liberty Waste Services of McCook, L.L.C.	Delaware	23-2883645
Little Creek Landing, LLC	Delaware	68-0562490
Local Sanitation of Rowan County, L.L.C.	Delaware	61-1342580
Lucas County Land Development, Inc.	Delaware	86-1042740
Mars Road TX, LP	Delaware	20-3905016
McCarty Road Landfill TX, LP	Delaware	26-0015687
Mesquite Landfill TX, LP	Delaware	86-0897693
Mexia Landfill TX, LP	Delaware	26-0015674
Mountain Home Disposal, Inc.	Delaware	94-3284171
N Leasing Company, LLC	Delaware	86-1013762
NationsWaste, Inc.	Delaware	25-1774253
Ncorp, Inc.	Delaware	86-1013502
New York Waste Services, LLC	Delaware	86-1005076
Northeast Landfill, LLC	Delaware	72-1564964
Ohio Republic Contracts, II, Inc.	Delaware	65-1024354
Ottawa County Landfill, Inc.	Delaware	59-2068171
Packerton Land Company, L.L.C.	Delaware	23-2930927
Panama Road Landfill, TX, L.P.	Delaware	86-1036043
Pine Hill Farms Landfill TX, LP	Delaware	86-0899426
Pinecrest Landfill OK, LLC	Delaware	52-2044866
Pleasant Oaks Landfill TX, LP	Delaware	91-1927530
Polk County Landfill, LLC	Delaware	86-1036041

Republic Services Environmental, LLC	Delaware	86-1013761
Republic Services Group, LLC	Delaware	65-0984987
Republic Services Holding Company, Inc.	Delaware	65-0984982
Republic Services of California Holding Company, Inc.	Delaware	65-0984976
Republic Services of California II, LLC	Delaware	65-0872373
Republic Services of Florida GP, Inc.	Delaware	65-0963062
Republic Services of Florida LP, Inc.	Delaware	65-0963063
Republic Services of Florida, Limited Partnership	Delaware	65-0965470
Republic Services of Georgia GP, LLC	Delaware	65-0963065
Republic Services of Georgia LP, LLC	Delaware	65-0963064
Republic Services of Georgia, Limited Partnership	Delaware	65-0965473
Republic Services of Indiana LP, Inc.	Delaware	65-1012407
Republic Services of Indiana Transportation, LLC	Delaware	06-1642141
Republic Services of Indiana, Limited Partnership	Delaware	65-1012411
Republic Services of Michigan Holding Company, Inc.	Delaware	65-0984978
Republic Services of New Jersey, LLC	Delaware	65-1050939
Republic Services of Pennsylvania, LLC	Delaware	65-1012129
Republic Services of South Carolina, LLC	Delaware	65-1023675
Republic Services of Southern California, LLC	Delaware	65-1242656
Republic Services of Wisconsin GP, LLC	Delaware	65-0984993
Republic Services of Wisconsin LP, LLC	Delaware	65-0984994
Republic Services of Wisconsin, Limited Partnership	Delaware	65-0984991
Republic Services Vasco Road, LLC	Delaware	65-0936716
Republic Waste Services of Southern California, LLC	Delaware	65-0845646
Republic Waste Services of Texas GP, Inc.	Delaware	65-0964350
Republic Waste Services of Texas LP, Inc.	Delaware	65-0963006
Rio Grande Valley Landfill TX, LP	Delaware	26-0015192
Risk Services, Inc.	Delaware	76-0162247
RITM, LLC	Delaware	51-0345295
Royal Oaks Landfill TX, LP	Delaware	91-2098725
Rubbish Control, LLC	Delaware	65-0844465
RWS Transport, L.P.	Delaware	27-0061136
S Leasing Company, LLC	Delaware	86-1013763
Sand Valley Holdings, L.L.C.	Delaware	51-0391894
Sangamon Valley Landfill, Inc.	Delaware	86-0970304
Show-Me Landfill, LLC	Delaware	86-0898621
Southeast Landfill, LLC	Delaware	86-0898482
Southwest Landfill TX, LP	Delaware	26-0015177
Standard Waste, Inc.	Delaware	37-1049834
Taylor Ridge Landfill, Inc.	Delaware	86-0970061
Tennessee Union County Landfill, Inc.	Delaware	86-0980095
Tessman Road Landfill TX, LP	Delaware	20-3365914
Turkey Creek Landfill TX, LP	Delaware	86-0899439
Victoria Landfill TX, LP	Delaware	26-0015157
Wayne County Landfill IL, Inc.	Delaware	52-2044868
Webster Parish Landfill, L.L.C.	Delaware	62-1772690
Whispering Pines Landfill TX, LP	Delaware	26-0015118
Willow Ridge Landfill, LLC	Delaware	86-1004978
Allied Waste Transfer Services of Florida, LLC	Florida	20-3534645
Delta Dade Recycling Corp.	Florida	65-1048925
Delta Resources Corp.	Florida	65-0891249
Delta Site Development Corp.	Florida	65-0936999
Delta Waste Corp.	Florida	65-0919421
Envirocycle, Inc.	Florida	65-0243954
Gulfcoast Waste Service, Inc.	Florida	65-0577644
Manumit of Florida, Inc.	Florida	58-2065448

Republic Services Aviation, Inc.	Florida	65-0959331
Schofield Corporation of Orlando	Florida	59-3047860
Allied Waste Hauling of Georgia, Inc.	Georgia	86-0842495
Allied Waste Industries of Georgia, Inc.	Georgia	86-0842496
Central Virginia Properties, LLC	Georgia	20-0767660
Gateway Landfill, LLC	Georgia	83-0337817
Golden Waste Disposal, Inc.	Georgia	58-1849752
Price & Sons Recycling Company	Georgia	65-0249986
S & S Recycling, Inc.	Georgia	58-2237428
Wayne Developers, LLC	Georgia	26-0637318
Ada County Development Company, Inc.	Idaho	20-0333823
Allied Waste Services of Page, Inc.	Idaho	82-0336097
American Sanitation, Inc.	Idaho	82-0469055
ADS of Illinois, Inc.	Illinois	36-4243045
Allied Waste Industries of Illinois, Inc.	Illinois	36-3915626
Arc Disposal Company, Inc.	Illinois	36-2386793
Area Disposal, Inc.	Illinois	36-3766465
Borrow Pit Corp.	Illinois	—
Brickyard Disposal & Recycling, Inc.	Illinois	37-0948710
CWI of Illinois, Inc.	Illinois	38-3073435
Environmental Reclamation Company	Illinois	37-1140323
Fred Barbara Trucking Co., Inc.	Illinois	36-3030929
Illinois Landfill, Inc.	Illinois	35-1811975
Illinois Recycling Services, Inc.	Illinois	36-3587447
Illinois Valley Recycling, Inc.	Illinois	36-3754225
Ingrum Waste Disposal, Inc.	Illinois	36-4252595
Kankakee Quarry, Inc.	Illinois	71-0938626
LandComp Corporation	Illinois	36-3813024
Lee County Landfill, Inc.	Illinois	37-1360924
Liberty Waste Services of Illinois, L.L.C.	Illinois	52-1960161
Loop Recycling, Inc.	Illinois	36-3107689
Loop Transfer, Incorporated	Illinois	36-3376490
Northlake Transfer, Inc.	Illinois	20-1513744
RCS, Inc.	Illinois	37-1270589
Roxana Landfill, Inc.	Illinois	43-1352176
Saline County Landfill, Inc.	Illinois	37-1208674
Shred — All Recycling Systems Inc.	Illinois	36-3583146
Southern Illinois Regional Landfill, Inc.	Illinois	22-3032671
Streator Area Landfill, Inc.	Illinois	36-3207276
Suburban Transfer, Inc.	Illinois	36-4048153
Suburban Warehouse, Inc.	Illinois	36-3714060
Tri-State Recycling Services, Inc.	Illinois	36-3768524
Upper Rock Island County Landfill, Inc.	Illinois	36-3159198
Agricultural Acquisitions, LLC	Indiana	20-5469750
Allied Waste Industries of Northwest Indiana, Inc.	Indiana	86-0807381
Benton County Development Company	Indiana	45-0527882
Clinton County Landfill Partnership	Indiana	20-0836700
County Line Landfill Partnership	Indiana	86-0900027
DTC Management, Inc.	Indiana	35-2090758
Illiana Disposal Partnership	Indiana	86-0900028
Jasper County Development Company Partnership	Indiana	—
Key Waste Indiana Partnership	Indiana	86-0900031
Lake County C & D Development Partnership	Indiana	86-1007828
Newton County Landfill Partnership	Indiana	86-0899962
Springfield Environmental General Partnership	Indiana	91-2078723
Tippecanoe County Waste Services Partnership	Indiana	20-1305645

Warrick County Development Company	Indiana	20-1429593
Wastehaul, Inc.	Indiana	35-1616387
Allied Waste Transfer Services of Iowa, LLC	Iowa	20-2721565
Jetter Disposal, Inc.	Iowa	36-4221455
American Disposal Services of Kansas, Inc.	Kansas	48-0841017
Resource Recovery, Inc.	Kansas	48-1034034
Sunset Disposal, Inc.	Kansas	48-0915496
Benson Valley Landfill General Partnership	Kentucky	20-3351757
Green Valley Landfill General Partnership	Kentucky	91-2078719
Morehead Landfill General Partnership	Kentucky	—
Republic Services of Kentucky, LLC	Kentucky	65-0972931
Crescent Acres Landfill, LLC	Louisiana	20-3620449
Frontier Waste Services of Louisiana L.L.C.	Louisiana	—
Jefferson Parish Development Company, LLC	Louisiana	20-3590498
St. Bernard Parish Development Company, LLC	Louisiana	20-3590527
Browning-Ferris, Inc.	Maryland	74-1990096
Calvert Trash Systems, Incorporated	Maryland	52-1701593
Honeygo Run Reclamation Center, Inc.	Maryland	52-1781270
Prince George’s County Landfill, LLC	Maryland	68-0564610
Allied Acquisition Two, Inc.	Massachusetts	—
Allied Waste Services of Massachusetts, LLC	Massachusetts	86-1024452
Atlantic Waste Holding Company, Inc.	Massachusetts	42-1548814
BFI Transfer Systems of Massachusetts, LLC	Massachusetts	86-1024454
BFI Waste Systems of Massachusetts, LLC	Massachusetts	86-1024544
Browning-Ferris Industries, Inc.	Massachusetts	04-1254350
F. P. McNamara Rubbish Removal, Inc.	Massachusetts	04-2400121
Vining Disposal Service, Inc.	Massachusetts	04-2534061
Adrian Landfill, Inc.	Michigan	38-1799679
Allied Waste Systems of Michigan, LLC	Michigan	20-3358409
C & C Expanded Sanitary Landfill, LLC	Michigan	20-2540046
Central Sanitary Landfill, Inc.	Michigan	38-2917813
Citizens Disposal, Inc.	Michigan	38-2521526
City-Star Services, Inc.	Michigan	38-1841203
Clarkston Disposal, Inc.	Michigan	38-2872489
Dinverno, Inc.	Michigan	38-2318347
Eagle Industries Leasing, Inc.	Michigan	38-3188507
FLL, Inc.	Michigan	38-2679508
G. Van Dyken Disposal Inc.	Michigan	38-2998205
Harland’s Sanitary Landfill, Inc.	Michigan	38-2016636
Oakland Heights Development, Inc.	Michigan	38-2388322
Reliable Disposal, Inc.	Michigan	38-2301483
Republic Services of Michigan Hauling, LLC	Michigan	65-0872289
Republic Services of Michigan I, LLC	Michigan	65-0872399
Republic Services of Michigan II, LLC	Michigan	65-0872398
Republic Services of Michigan III, LLC	Michigan	65-0872397
Republic Services of Michigan IV, LLC	Michigan	65-0872396
Republic Services of Michigan V, LLC	Michigan	65-0872395
Royal Holdings, Inc.	Michigan	38-3244832
Sanitary Disposal Service, Inc.	Michigan	38-2283539
Sauk Trail Development, Inc.	Michigan	38-2489474
Standard Disposal Services, Inc.	Michigan	38-2261256
Standard Environmental Services, Inc.	Michigan	38-3353218
Tay-Ban Corporation	Michigan	38-2605338
Tri-County Refuse Service, Inc.	Michigan	38-3293469
Woodlake Sanitary Service, Inc.	Minnesota	41-0673360
Hancock County Development Company, LLC	Mississippi	20-3546528

Harrison County Landfill, LLC	Mississippi	72-1569826
Jackson County Landfill, LLC	Mississippi	86-1055245
Mississippi Waste Paper Company	Mississippi	64-0817153
Autoshred, Inc.	Missouri	43-1030222
Belleville Landfill, Inc.	Missouri	37-1037997
CWI of Missouri, Inc.	Missouri	43-1527951
Missouri City Landfill, LLC	Missouri	47-0921988
Rock Road Industries, Inc.	Missouri	43-1509575
St. Joseph Landfill, LLC	Missouri	20-1475879
Tate’s Transfer Systems, Inc.	Missouri	43-1587860
Thomas Disposal Service, Inc.	Missouri	43-1058393
Allied Waste Systems of Montana, LLC	Montana	20-4777694
Oscar’s Collection System of Fremont, Inc.	Nebraska	47-0756617
Browning-Ferris Industries Chemical Services, Inc.	Nevada	74-1362353
Republic Dumpco, Inc.	Nevada	65-0772299
Republic Environmental Technologies, Inc.	Nevada	65-0768398
Republic Silver State Disposal, Inc.	Nevada	65-0768402
Allied Transfer Systems of New Jersey, LLC	New Jersey	86-0982078
Allied Waste of New Jersey, Inc.	New Jersey	22-3525350
Allied Waste Systems of New Jersey, LLC	New Jersey	86-0982077
American Materials Recycling Corp.	New Jersey	22-3211753
Automated Modular Systems, Inc.	New Jersey	22-2830098
BFI Energy Systems of Essex County, Inc.	New Jersey	76-0167158
BFI Transfer Systems of New Jersey, Inc.	New Jersey	22-3308380
BFI Waste Systems of New Jersey, Inc.	New Jersey	22-1755133
Browning-Ferris Industries of New Jersey, Inc.	New Jersey	22-2095920
Louis Pinto & Son, Inc., Sanitation Contractors	New Jersey	22-1947106
Newco Waste Systems of New Jersey, Inc.	New Jersey	16-1188724
Tom Luciano’s Disposal Service, Inc.	New Jersey	22-2035629
Total Solid Waste Recyclers, Inc.	New Jersey	22-2647500
Allied Waste Industries (New Mexico), Inc.	New Mexico	85-0444394
Allied Waste Niagara Falls Landfill, LLC	New York	20-4809296
Allied Waste of Long Island, Inc.	New York	86-0896185
Allied Waste Transfer Services of New York, LLC	New York	20-3651091
American Transfer Company, Inc.	New York	11-3189094
Browning-Ferris Industries of New York, Inc.	New York	14-1496692
CECOS International, Inc.	New York	16-1069544
Island Waste Services Ltd.	New York	11-2815030
Menands Environmental Solutions, LLC	New York	20-1644884
Tricil (N.Y.), Inc.	New York	16-0875255
Waste Services of New York, Inc.	New York	22-3515302
Wayne County Land Development, LLC	New York	20-1687434
Allied Waste Systems of North Carolina, LLC	North Carolina	20-3626667
Allied Waste Transfer Services of North Carolina, LLC	North Carolina	20-3147983
Lake Norman Landfill, Inc.	North Carolina	56-2076617
Republic Services of North Carolina, LLC	North Carolina	65-0972930
Republic Services Real Estate Holding, Inc.	North Carolina	65-1024362
Allied Waste Transfer Services of Lima, LLC	Ohio	20-3880719
AWIN Leasing II, LLC	Ohio	86-1015694
Carbon Limestone Landfill, LLC	Ohio	20-2059890
Celina Landfill, Inc.	Ohio	31-0813291
Cherokee Run Landfill, Inc.	Ohio	31-1061009
County Environmental Landfill, LLC	Ohio	20-2060052
County Land Development Landfill, LLC	Ohio	20-2059973
Dempsey Waste Systems II, Inc.	Ohio	91-2094398
General Refuse Service of Ohio, L.L.C.	Ohio	—

Lorain County Landfill, LLC	Ohio	20-2059931
Lucas County Landfill, LLC	Ohio	20-2060013
Noble Road Landfill, Inc.	Ohio	34-1625432
Ohio Republic Contracts, Inc.	Ohio	65-1024359
Port Clinton Landfill, Inc.	Ohio	20-1095124
Preble County Landfill, Inc.	Ohio	81-0579596
R.C. Miller Enterprises, Inc.	Ohio	34-1727361
R.C. Miller Refuse Service Inc.	Ohio	34-1041193
Republic Ohio Contracts, LLC	Ohio	—
Republic Services of Ohio Hauling, LLC	Ohio	65-0872369
Republic Services of Ohio I, LLC	Ohio	65-0872405
Republic Services of Ohio II, LLC	Ohio	65-0872404
Republic Services of Ohio III, LLC	Ohio	65-0872403
Republic Services of Ohio IV, LLC	Ohio	65-0872402
Ross Bros. Waste & Recycling Co.	Ohio	31-1362843
The Ecology Group, Inc.	Ohio	31-1370194
Williams County Landfill Inc.	Ohio	34-1167514
ADS, Inc.	Oklahoma	73-1379293
Allied Waste Services of Stillwater, Inc.	Oklahoma	73-1286140
American Disposal Services of Missouri, Inc.	Oklahoma	73-1417578
BFI Waste Systems of Oklahoma, LLC	Oklahoma	86-1024464
Oklahoma City Landfill, L.L.C.	Oklahoma	86-0901510
Pittsburg County Landfill, Inc.	Oklahoma	73-1379294
Agri-Tech, Inc. of Oregon	Oregon	93-0831569
Albany — Lebanon Sanitation, Inc.	Oregon	93-0593828
Allied Waste Transfer Services of Oregon, LLC	Oregon	20-4682479
Bio-Med of Oregon, Inc.	Oregon	93-0666288
Capitol Recycling and Disposal, Inc.	Oregon	93-1197641
Corvallis Disposal Co.	Oregon	93-0422468
Dallas Disposal Co.	Oregon	93-0686961
Grants Pass Sanitation, Inc.	Oregon	93-1149631
Keller Drop Box, Inc.	Oregon	93-0775047
McInnis Waste Systems, Inc.	Oregon	93-1100152
Peltier Real Estate Company	Oregon	93-0622305
Portable Storage Co.	Oregon	93-0677497
Rossman Sanitary Service, Inc.	Oregon	93-0524701
Source Recycling, Inc.	Oregon	93-0676813
United Disposal Service, Inc.	Oregon	93-0625022
Valley Landfills, Inc.	Oregon	93-0623113
Waste Control Systems, Inc.	Oregon	93-0608475
WDTR, Inc.	Oregon	93-0970896
Willamette Resources, Inc.	Oregon	93-0636217
Allied Acquisition Pennsylvania, Inc.	Pennsylvania	52-2038566
Allied Waste Systems of Pennsylvania, LLC	Pennsylvania	86-1020961
BFI Transfer Systems of Pennsylvania, LLC	Pennsylvania	86-1024460
BFI Waste Services of Pennsylvania, LLC	Pennsylvania	86-1020962
Greenridge Reclamation, LLC	Pennsylvania	86-1026336
Greenridge Waste Services, LLC	Pennsylvania	86-1026337
McCusker Recycling, Inc.	Pennsylvania	23-2558840
New Morgan Landfill Company, Inc.	Pennsylvania	23-2645522
Flint Hill Road, LLC	South Carolina	86-1014460
NationsWaste Catawba Regional Landfill, Inc.	South Carolina	58-2376936
Allied Waste Industries of Tennessee, Inc.	Tennessee	62-1589834
Barker Brothers Waste, Incorporated	Tennessee	62-1119788
Browning-Ferris Industries of Tennessee, Inc.	Tennessee	62-0566788
Madison County Development, LLC	Tennessee	20-1187869

Northwest Tennessee Disposal Corporation	Tennessee	22-3091901
Action Disposal, Inc.	Texas	74-2679234
Desarrollo del Rancho La Gloria TX, LP	Texas	81-0636822
El Centro Landfill, L.P.	Texas	75-3088544
Frontier Waste Services, L.P.	Texas	76-0604271
Republic Waste Services of Texas, Ltd.	Texas	65-0963067
South Central Texas Land Co. TX, LP	Texas	81-0363867
Total Roll-Offs, L.L.C.	Texas	74-2895613
Allied Waste Transfer Services of Utah, Inc.	Utah	20-2298486
ECDC Environmental, L.C.	Utah	87-0507247
Frontier Waste Services (Utah), LLC	Utah	—
Wasatch Regional Landfill, Inc.	Utah	20-0960443
623 Landfill, Inc.	Virginia	59-3800507
Cumberland County Development Company, LLC	Virginia	20-1645866
Obscurity Land Development, LLC	Virginia	20-5046288
Republic Services of Virginia, LLC	Virginia	65-0976277
Rabanco Companies	Washington	91-1312267
Rabanco Recycling, Inc.	Washington	91-1406993
Rabanco, Ltd.	Washington	91-0714701
WJR Environmental, Inc.	Washington	91-1525369
Sandy Hollow Landfill Corp.	West Virginia	22-3017041

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 25, 2012

623 LANDFILL, INC.
A D A J CORPORATION
ACTION DISPOSAL, INC.
ADA COUNTY DEVELOPMENT COMPANY, INC.
ADRIAN LANDFILL, INC.
ADS OF ILLINOIS, INC.
ADS, INC.
AGRICULTURAL ACQUISITIONS, LLC
AGRI-TECH, INC. OF OREGON
ALABAMA RECYCLING SERVICES, INC.
ALBANY - LEBANON SANITATION, INC.
ALLIED ACQUISITION PENNSYLVANIA, INC.
ALLIED ACQUISITION TWO, INC.
ALLIED ENVIROENGINEERING, INC.
ALLIED GAS RECOVERY SYSTEMS, L.L.C.
ALLIED GREEN POWER, LLC
ALLIED NOVA SCOTIA, INC.
ALLIED SERVICES, LLC
ALLIED TRANSFER SYSTEMS OF NEW JERSEY, LLC
ALLIED WASTE ALABAMA, INC.
ALLIED WASTE COMPANY, INC.
ALLIED WASTE ENVIRONMENTAL MANAGEMENT GROUP, LLC
ALLIED WASTE HAULING OF GEORGIA, INC.
ALLIED WASTE HOLDINGS (CANADA) LTD.
ALLIED WASTE INDUSTRIES (ARIZONA), INC.
ALLIED WASTE INDUSTRIES (NEW MEXICO), INC.
ALLIED WASTE INDUSTRIES (SOUTHWEST), INC.
ALLIED WASTE INDUSTRIES OF GEORGIA, INC.
ALLIED WASTE INDUSTRIES OF ILLINOIS, INC.
ALLIED WASTE INDUSTRIES OF NORTHWEST INDIANA, INC.
ALLIED WASTE INDUSTRIES OF TENNESSEE, INC.
ALLIED WASTE INDUSTRIES, LLC
ALLIED WASTE LANDFILL HOLDINGS, INC.
ALLIED WASTE NIAGARA FALLS LANDFILL, LLC
ALLIED WASTE NORTH AMERICA, INC.
ALLIED WASTE OF CALIFORNIA, INC.
ALLIED WASTE OF LONG ISLAND, INC.
ALLIED WASTE OF NEW JERSEY, INC.
ALLIED WASTE OF NEW JERSEY-NEW YORK, LLC
ALLIED WASTE RECYCLING SERVICES OF NEW HAMPSHIRE, LLC
ALLIED WASTE RURAL SANITATION, INC.
ALLIED WASTE SERVICES OF COLORADO, INC.

ALLIED WASTE SERVICES OF MASSACHUSETTS, LLC
ALLIED WASTE SERVICES OF NORTH AMERICA, LLC
ALLIED WASTE SERVICES OF PAGE, INC.
ALLIED WASTE SERVICES OF STILLWATER, INC.
ALLIED WASTE SYCAMORE LANDFILL, LLC
ALLIED WASTE SYSTEMS HOLDINGS, INC.
ALLIED WASTE SYSTEMS OF ARIZONA, LLC
ALLIED WASTE SYSTEMS OF COLORADO, LLC
ALLIED WASTE SYSTEMS OF INDIANA, LLC
ALLIED WASTE SYSTEMS OF MICHIGAN, LLC
ALLIED WASTE SYSTEMS OF MONTANA, LLC
ALLIED WASTE SYSTEMS OF NEW JERSEY, LLC
ALLIED WASTE SYSTEMS OF NORTH CAROLINA, LLC
ALLIED WASTE SYSTEMS OF PENNSYLVANIA, LLC
ALLIED WASTE SYSTEMS, INC.
ALLIED WASTE TRANSFER SERVICES OF ARIZONA, LLC
ALLIED WASTE TRANSFER SERVICES OF CALIFORNIA, LLC
ALLIED WASTE TRANSFER SERVICES OF FLORIDA, LLC
ALLIED WASTE TRANSFER SERVICES OF IOWA, LLC
ALLIED WASTE TRANSFER SERVICES OF LIMA, LLC
ALLIED WASTE TRANSFER SERVICES OF NEW YORK, LLC
ALLIED WASTE TRANSFER SERVICES OF NORTH CAROLINA, LLC
ALLIED WASTE TRANSFER SERVICES OF OREGON, LLC
ALLIED WASTE TRANSFER SERVICES OF RHODE ISLAND, LLC
ALLIED WASTE TRANSFER SERVICES OF UTAH, INC.
ALLIED WASTE TRANSPORTATION, INC.
AMERICAN DISPOSAL SERVICES OF ILLINOIS, INC.
AMERICAN DISPOSAL SERVICES OF KANSAS, INC.
AMERICAN DISPOSAL SERVICES OF MISSOURI, INC.
AMERICAN DISPOSAL SERVICES OF NEW JERSEY, INC.
AMERICAN DISPOSAL SERVICES OF WEST VIRGINIA, INC.
AMERICAN DISPOSAL SERVICES, INC.
AMERICAN DISPOSAL TRANSFER SERVICES OF ILLINOIS, INC.
AMERICAN MATERIALS RECYCLING CORP.
AMERICAN SANITATION, INC.
AMERICAN TRANSFER COMPANY, INC.

ANSON COUNTY LANDFILL NC, LLC
APACHE JUNCTION LANDFILL CORPORATION
ARC DISPOSAL COMPANY, INC.
AREA DISPOSAL, INC.
ARIANA, LLC
ATLANTIC WASTE HOLDING COMPANY, INC.
ATLAS TRANSPORT, INC.
ATTWOODS OF NORTH AMERICA, INC.
AUTAUGA COUNTY LANDFILL, LLC
AUTOMATED MODULAR SYSTEMS, INC.
AUTOSHRED, INC.
AWIN LEASING COMPANY, INC.
AWIN LEASING II, LLC
AWIN MANAGEMENT, INC.
BARKER BROTHERS WASTE, INCORPORATED
BAY COLLECTION SERVICES, INC.
BAY ENVIRONMENTAL MANAGEMENT, INC.
BAY LANDFILLS, INC.
BAY LEASING COMPANY, INC.
BBCO, INC.
BELLEVILLE LANDFILL, INC.
BERKELEY SANITARY SERVICE, INC.
BFGSI, L.L.C.
BFI ATLANTIC, INC.
BFI ENERGY SYSTEMS OF ALBANY, INC.
BFI ENERGY SYSTEMS OF DELAWARE COUNTY, INC.
BFI ENERGY SYSTEMS OF ESSEX COUNTY, INC.
BFI ENERGY SYSTEMS OF HEMPSTEAD, INC.
BFI ENERGY SYSTEMS OF NIAGARA II, INC.
BFI ENERGY SYSTEMS OF NIAGARA, INC.
BFI ENERGY SYSTEMS OF SEMASS, INC.
BFI ENERGY SYSTEMS OF SOUTHEASTERN CONNECTICUT, INC.
BFI REF-FUEL, INC.
BFI TRANS RIVER (GP), INC.
BFI TRANSFER SYSTEMS OF ALABAMA, LLC
BFI TRANSFER SYSTEMS OF DC, LLC
BFI TRANSFER SYSTEMS OF GEORGIA, LLC
BFI TRANSFER SYSTEMS OF MARYLAND, LLC
BFI TRANSFER SYSTEMS OF MASSACHUSETTS, LLC
BFI TRANSFER SYSTEMS OF MISSISSIPPI, LLC
BFI TRANSFER SYSTEMS OF NEW JERSEY, INC.
BFI TRANSFER SYSTEMS OF PENNSYLVANIA, LLC
BFI TRANSFER SYSTEMS OF VIRGINIA, LLC
BFI WASTE SERVICES OF PENNSYLVANIA, LLC
BFI WASTE SERVICES OF TENNESSEE, LLC
BFI WASTE SERVICES, LLC
BFI WASTE SYSTEMS OF ALABAMA, LLC
BFI WASTE SYSTEMS OF ARKANSAS, LLC
BFI WASTE SYSTEMS OF GEORGIA, LLC

BFI WASTE SYSTEMS OF KENTUCKY, LLC
BFI WASTE SYSTEMS OF LOUISIANA, LLC
BFI WASTE SYSTEMS OF MASSACHUSETTS, LLC
BFI WASTE SYSTEMS OF MISSISSIPPI, LLC
BFI WASTE SYSTEMS OF MISSOURI, LLC
BFI WASTE SYSTEMS OF NEW JERSEY, INC.
BFI WASTE SYSTEMS OF NORTH AMERICA, LLC
BFI WASTE SYSTEMS OF NORTH CAROLINA, LLC
BFI WASTE SYSTEMS OF OKLAHOMA, LLC
BFI WASTE SYSTEMS OF SOUTH CAROLINA, LLC
BFI WASTE SYSTEMS OF TENNESSEE, LLC
BFI WASTE SYSTEMS OF VIRGINIA, LLC
BIO-MED OF OREGON, INC.
BLT ENTERPRISES OF OXNARD, INC.
BOND COUNTY LANDFILL, INC.
BORREGO LANDFILL, INC.
BORROW PIT CORP.
BRICKYARD DISPOSAL & RECYCLING, INC.
BRIDGETON LANDFILL, LLC
BRIDGETON TRANSFER STATION, LLC
BROWNING-FERRIS INDUSTRIES CHEMICAL SERVICES, INC.
BROWNING-FERRIS INDUSTRIES OF CALIFORNIA, INC.
BROWNING-FERRIS INDUSTRIES OF FLORIDA, INC.
BROWNING-FERRIS INDUSTRIES OF ILLINOIS, INC.
BROWNING-FERRIS INDUSTRIES OF NEW JERSEY, INC.
BROWNING-FERRIS INDUSTRIES OF NEW YORK, INC.
BROWNING-FERRIS INDUSTRIES OF OHIO, INC.
BROWNING-FERRIS INDUSTRIES OF TENNESSEE, INC.
BROWNING-FERRIS INDUSTRIES, INC.
BROWNING-FERRIS INDUSTRIES, LLC
BROWNING-FERRIS SERVICES, INC.
BROWNING-FERRIS, INC.
BRUNSWICK WASTE MANAGEMENT FACILITY, LLC
BUNTING TRASH SERVICE, INC.
BUTLER COUNTY LANDFILL, LLC
C & C EXPANDED SANITARY LANDFILL, LLC
CACTUS WASTE SYSTEMS, LLC
CALVERT TRASH SYSTEMS, INCORPORATED
CAPITOL RECYCLING AND DISPOSAL, INC.
CARBON LIMESTONE LANDFILL, LLC
CC LANDFILL, INC.
CECOS INTERNATIONAL, INC.
CELINA LANDFILL, INC.
CENTRAL ARIZONA TRANSFER, INC.
CENTRAL SANITARY LANDFILL, INC.
CENTRAL VIRGINIA PROPERTIES, LLC

CHARTER EVAPORATION RESOURCE RECOVERY SYSTEMS
CHEROKEE RUN LANDFILL, INC.
CHILTON LANDFILL, LLC
CITIZENS DISPOSAL, INC.
CITY-STAR SERVICES, INC.
CLARKSTON DISPOSAL, INC.
COCOPAH LANDFILL, INC.
COMPACTOR RENTAL SYSTEMS OF DELAWARE, INC.
CONSOLIDATED DISPOSAL SERVICE, L.L.C.
CONTINENTAL WASTE INDUSTRIES, L.L.C.
COPPER MOUNTAIN LANDFILL, INC.
CORVALLIS DISPOSAL CO.
COUNTY DISPOSAL (OHIO), INC.
COUNTY DISPOSAL, INC.
COUNTY ENVIRONMENTAL LANDFILL, LLC
COUNTY LAND DEVELOPMENT LANDFILL, LLC
COUNTY LANDFILL, INC.
COURTNEY RIDGE LANDFILL, LLC
CRESCENT ACRES LANDFILL, LLC
CROCKETT SANITARY SERVICE, INC.
CUMBERLAND COUNTY DEVELOPMENT COMPANY, LLC
CWI OF ILLINOIS, INC.
CWI OF MISSOURI, INC.
D & L DISPOSAL, L.L.C.
DALLAS DISPOSAL CO.
DELTA CONTAINER CORPORATION
DELTA DADE RECYCLING CORP.
DELTA PAPER STOCK, CO.
DELTA RESOURCES CORP.
DELTA SITE DEVELOPMENT CORP.
DELTA WASTE CORP.
DEMPSEY WASTE SYSTEMS II, INC.
DENVER RL NORTH, INC.
DINVERNO, INC.
DTC MANAGEMENT, INC.
E LEASING COMPANY, LLC
EAGLE INDUSTRIES LEASING, INC.
EAST CHICAGO COMPOST FACILITY, INC.
ECDC ENVIRONMENTAL OF HUMBOLDT COUNTY, INC.
ECDC ENVIRONMENTAL, L.C.
ECDC HOLDINGS, INC.
ELDER CREEK TRANSFER & RECOVERY, INC.
ELLIS SCOTT LANDFILL MO, LLC
ENVIROCYCLE, INC.
ENVIRONMENTAL DEVELOPMENT CORP.
ENVIRONMENTAL RECLAMATION COMPANY
ENVIRONTECH, INC.

ENVOTECH-ILLINOIS L.L.C.
EVERGREEN SCAVENGER SERVICE, INC.
EVERGREEN SCAVENGER SERVICE, L.L.C.
F. P. MCNAMARA RUBBISH REMOVAL, INC.
FLINT HILL ROAD, LLC
FLL, INC.
FOREST VIEW LANDFILL, LLC
FORWARD, INC.
FRED BARBARA TRUCKING CO., INC.
FRONTIER WASTE SERVICES (COLORADO), LLC
FRONTIER WASTE SERVICES (UTAH), LLC
FRONTIER WASTE SERVICES OF LOUISIANA L.L.C.
G. VAN DYKEN DISPOSAL INC.
GATEWAY LANDFILL, LLC
GEK, INC.
GENERAL REFUSE ROLLOFF CORP.
GENERAL REFUSE SERVICE OF OHIO, L.L.C.
GEORGIA RECYCLING SERVICES, INC.
GOLDEN BEAR TRANSFER SERVICES, INC.
GOLDEN WASTE DISPOSAL, INC.
GRANTS PASS SANITATION, INC.
GREAT LAKES DISPOSAL SERVICE, INC.
GREAT PLAINS LANDFILL OK, LLC
GREENRIDGE RECLAMATION, LLC
GREENRIDGE WASTE SERVICES, LLC
GULFCOAST WASTE SERVICE, INC.
HANCOCK COUNTY DEVELOPMENT COMPANY, LLC
HARLAND’S SANITARY LANDFILL, INC.
HARRISON COUNTY LANDFILL, LLC
HONEYGO RUN RECLAMATION CENTER, INC.
ILLINOIS LANDFILL, INC.
ILLINOIS RECYCLING SERVICES, INC.
ILLINOIS VALLEY RECYCLING, INC.
IMPERIAL LANDFILL, INC.
INDEPENDENT TRUCKING COMPANY
INGRUM WASTE DISPOSAL, INC.
INTERNATIONAL DISPOSAL CORP. OF CALIFORNIA
ISLAND WASTE SERVICES LTD.
JACKSON COUNTY LANDFILL, LLC
JEFFERSON CITY LANDFILL, LLC
JEFFERSON PARISH DEVELOPMENT COMPANY, LLC
JETTER DISPOSAL, INC.
KANDEL ENTERPRISES, LLC
KANKAKEE QUARRY, INC.
KELLER CANYON LANDFILL COMPANY
KELLER DROP BOX, INC.
LA CAÑADA DISPOSAL COMPANY, INC.
LAKE NORMAN LANDFILL, INC.
LANDCOMP CORPORATION

LATHROP SUNRISE SANITATION CORPORATION
LEE COUNTY LANDFILL SC, LLC
LEE COUNTY LANDFILL, INC.
LEMONS LANDFILL, LLC
LIBERTY WASTE HOLDINGS, INC.
LIBERTY WASTE SERVICES LIMITED, L.L.C.
LIBERTY WASTE SERVICES OF ILLINOIS, L.L.C.
LIBERTY WASTE SERVICES OF MCCOOK, L.L.C.
LITTLE CREEK LANDING, LLC
LOCAL SANITATION OF ROWAN COUNTY, L.L.C.
LOOP RECYCLING, INC.
LOOP TRANSFER, INCORPORATED
LORAIN COUNTY LANDFILL, LLC
LOUIS PINTO & SON, INC., SANITATION CONTRACTORS
LUCAS COUNTY LAND DEVELOPMENT, INC.
LUCAS COUNTY LANDFILL, LLC
MADISON COUNTY DEVELOPMENT, LLC
MANUMIT OF FLORIDA, INC.
MCCUSKER RECYCLING, INC.
MCINNIS WASTE SYSTEMS, INC.
MENANDS ENVIRONMENTAL SOLUTIONS, LLC
MESA DISPOSAL, INC.
MIDWAY DEVELOPMENT COMPANY, INC.
MISSISSIPPI WASTE PAPER COMPANY
MISSOURI CITY LANDFILL, LLC
MOUNTAIN HOME DISPOSAL, INC.
N LEASING COMPANY, LLC
NATIONSWASTE CATAWBA REGIONAL LANDFILL, INC.
NATIONSWASTE, INC.
NCORP, INC.
NEW MORGAN LANDFILL COMPANY, INC.
NEW YORK WASTE SERVICES, LLC
NEWCO WASTE SYSTEMS OF NEW JERSEY, INC.
NOBLE ROAD LANDFILL, INC.
NORTHEAST LANDFILL, LLC
NORTHLAKE TRANSFER, INC.
NORTHWEST TENNESSEE DISPOSAL CORPORATION
OAKLAND HEIGHTS DEVELOPMENT, INC.
OBSCURITY LAND DEVELOPMENT, LLC
OHIO REPUBLIC CONTRACTS, II, INC.
OHIO REPUBLIC CONTRACTS, INC.
OKLAHOMA CITY LANDFILL, L.L.C.
OSCAR’S COLLECTION SYSTEM OF FREMONT, INC.
OTAY LANDFILL, INC.
OTTAWA COUNTY LANDFILL, INC.
PACKERTON LAND COMPANY, L.L.C.
PALOMAR TRANSFER STATION, INC.
PELTIER REAL ESTATE COMPANY
PERDOMO & SONS, INC.

PINAL COUNTY LANDFILL CORP.
PINECREST LANDFILL OK, LLC
PITTSBURG COUNTY LANDFILL, INC.
POLK COUNTY LANDFILL, LLC
PORT CLINTON LANDFILL, INC.
PORTABLE STORAGE CO.
PREBLE COUNTY LANDFILL, INC.
PRICE & SONS RECYCLING COMPANY
PRINCE GEORGE’S COUNTY LANDFILL, LLC
R.C. MILLER ENTERPRISES, INC.
R.C. MILLER REFUSE SERVICE INC.
RABANCO RECYCLING, INC.
RABANCO, LTD.
RAMONA LANDFILL, INC.
RCS, INC.
RELIABLE DISPOSAL, INC.
REPUBLIC DUMPCO, INC.
REPUBLIC ENVIRONMENTAL TECHNOLOGIES, INC.
REPUBLIC OHIO CONTRACTS, LLC
REPUBLIC SERVICES AVIATION, INC.
REPUBLIC SERVICES ENVIRONMENTAL, LLC
REPUBLIC SERVICES GROUP, LLC
REPUBLIC SERVICES HOLDING COMPANY, INC.
REPUBLIC SERVICES OF ARIZONA HAULING, LLC
REPUBLIC SERVICES OF CALIFORNIA HOLDING COMPANY, INC.
REPUBLIC SERVICES OF CALIFORNIA II, LLC
REPUBLIC SERVICES OF COLORADO HAULING, LLC
REPUBLIC SERVICES OF COLORADO I, LLC
REPUBLIC SERVICES OF FLORIDA GP, INC.
REPUBLIC SERVICES OF FLORIDA LP, INC.
REPUBLIC SERVICES OF GEORGIA GP, LLC
REPUBLIC SERVICES OF GEORGIA LP, LLC
REPUBLIC SERVICES OF INDIANA LP, INC.
REPUBLIC SERVICES OF INDIANA TRANSPORTATION, LLC
REPUBLIC SERVICES OF KENTUCKY, LLC
REPUBLIC SERVICES OF MICHIGAN HAULING, LLC
REPUBLIC SERVICES OF MICHIGAN HOLDING COMPANY, INC.
REPUBLIC SERVICES OF MICHIGAN I, LLC
REPUBLIC SERVICES OF MICHIGAN II, LLC
REPUBLIC SERVICES OF MICHIGAN III, LLC
REPUBLIC SERVICES OF MICHIGAN IV, LLC
REPUBLIC SERVICES OF MICHIGAN V, LLC
REPUBLIC SERVICES OF NEW JERSEY, LLC
REPUBLIC SERVICES OF NORTH CAROLINA, LLC
REPUBLIC SERVICES OF OHIO HAULING, LLC
REPUBLIC SERVICES OF OHIO I, LLC
REPUBLIC SERVICES OF OHIO II, LLC
REPUBLIC SERVICES OF OHIO III, LLC

REPUBLIC SERVICES OF OHIO IV, LLC
REPUBLIC SERVICES OF PENNSYLVANIA, LLC
REPUBLIC SERVICES OF SOUTH CAROLINA, LLC
REPUBLIC SERVICES OF SOUTHERN CALIFORNIA, LLC
REPUBLIC SERVICES OF VIRGINIA, LLC
REPUBLIC SERVICES OF WISCONSIN GP, LLC
REPUBLIC SERVICES OF WISCONSIN LP, LLC
REPUBLIC SERVICES REAL ESTATE HOLDING, INC.
REPUBLIC SERVICES VASCO ROAD, LLC
REPUBLIC SILVER STATE DISPOSAL, INC.
REPUBLIC WASTE SERVICES OF SOUTHERN CALIFORNIA, LLC
REPUBLIC WASTE SERVICES OF TEXAS GP, INC.
REPUBLIC WASTE SERVICES OF TEXAS LP, INC.
RESOURCE RECOVERY, INC.
RI/ALAMEDA CORP.
RICHMOND SANITARY SERVICE, INC.
RISK SERVICES, INC.
RITM, LLC
ROCK ROAD INDUSTRIES, INC.
ROSS BROS. WASTE & RECYCLING CO.
ROSSMAN SANITARY SERVICE, INC.
ROXANA LANDFILL, INC.
ROYAL HOLDINGS, INC.
RUBBISH CONTROL, LLC
S & S RECYCLING, INC.
S LEASING COMPANY, LLC
SALINE COUNTY LANDFILL, INC.
SAN DIEGO LANDFILL SYSTEMS, LLC
SAN MARCOS NCRRF, INC.
SAND VALLEY HOLDINGS, L.L.C.
SANDY HOLLOW LANDFILL CORP.
SANGAMON VALLEY LANDFILL, INC.
SANITARY DISPOSAL SERVICE, INC.
SAUK TRAIL DEVELOPMENT, INC.
SCHOFIELD CORPORATION OF ORLANDO
SHOW-ME LANDFILL, LLC
SHRED - ALL RECYCLING SYSTEMS INC.
SOLANO GARBAGE COMPANY
SOURCE RECYCLING, INC.
SOUTHEAST LANDFILL, LLC
SOUTHERN ILLINOIS REGIONAL LANDFILL, INC.
ST. BERNARD PARISH DEVELOPMENT COMPANY, LLC
ST. JOSEPH LANDFILL, LLC
STANDARD DISPOSAL SERVICES, INC.
STANDARD ENVIRONMENTAL SERVICES, INC.
STANDARD WASTE, INC.
STREATOR AREA LANDFILL, INC.
SUBURBAN TRANSFER, INC.

SUBURBAN WAREHOUSE, INC.
SUMMIT WASTE SYSTEMS, INC.
SUNRISE SANITATION SERVICE, INC.
SUNSET DISPOSAL SERVICE, INC.
SUNSET DISPOSAL, INC.
SYCAMORE LANDFILL, INC.
TATE’S TRANSFER SYSTEMS, INC.
TAY-BAN CORPORATION
TAYLOR RIDGE LANDFILL, INC.
TENNESSEE UNION COUNTY LANDFILL, INC.
THE ECOLOGY GROUP, INC.
THOMAS DISPOSAL SERVICE, INC.
TOM LUCIANO’S DISPOSAL SERVICE, INC.
TOTAL ROLL-OFFS, L.L.C.
TOTAL SOLID WASTE RECYCLERS, INC.
TRICIL (N.Y.), INC.
TRI-COUNTY REFUSE SERVICE, INC.
TRI-STATE RECYCLING SERVICES, INC.
TRI-STATE REFUSE CORPORATION
UNITED DISPOSAL SERVICE, INC.
UPPER ROCK ISLAND COUNTY LANDFILL, INC.
VALLEY LANDFILLS, INC.
VINING DISPOSAL SERVICE, INC.
WASATCH REGIONAL LANDFILL, INC.
WASTE CONTROL SYSTEMS, INC.
WASTE SERVICES OF NEW YORK, INC.
WASTEHAUL, INC.
WAYNE COUNTY LAND DEVELOPMENT, LLC
WAYNE COUNTY LANDFILL IL, INC.
WAYNE DEVELOPERS, LLC
WDTR, INC.
WEBSTER PARISH LANDFILL, L.L.C.
WEST CONTRA COSTA ENERGY RECOVERY COMPANY
WEST CONTRA COSTA SANITARY LANDFILL, INC.
WEST COUNTY LANDFILL, INC.
WEST COUNTY RESOURCE RECOVERY, INC.
WILLAMETTE RESOURCES, INC.
WILLIAMS COUNTY LANDFILL INC.
WILLOW RIDGE LANDFILL, LLC
WJR ENVIRONMENTAL, INC.
WOODLAKE SANITARY SERVICE, INC.
ZAKAROFF SERVICES

By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer of each of the foregoing entities

ABILENE LANDFILL TX, LP
BFI TRANSFER SYSTEMS OF TEXAS, LP
BFI WASTE SERVICES OF INDIANA, LP
BFI WASTE SERVICES OF TEXAS, LP
BFI WASTE SYSTEMS OF INDIANA, LP
BLUE RIDGE LANDFILL TX, LP
BRENHAM TOTAL ROLL-OFFS, LP
CAMELOT LANDFILL TX, LP
CEFE LANDFILL TX, LP
CROW LANDFILL TX, L.P.
DESARROLLO DEL RANCHO LA GLORIA TX, LP
EL CENTRO LANDFILL, L.P.
ELLIS COUNTY LANDFILL TX, LP
FORT WORTH LANDFILL TX, LP
FRONTIER WASTE SERVICES, L.P.
GALVESTON COUNTY LANDFILL TX, LP
GILES ROAD LANDFILL TX, LP
GOLDEN TRIANGLE LANDFILL TX, LP
GREENWOOD LANDFILL TX, LP
GULF WEST LANDFILL TX, LP
ITASCA LANDFILL TX, LP
KERRVILLE LANDFILL TX, LP
LEWISVILLE LANDFILL TX, LP
MARS ROAD TX, LP
MCCARTY ROAD LANDFILL TX, LP
MESQUITE LANDFILL TX, LP
MEXIA LANDFILL TX, LP
PANAMA ROAD LANDFILL, TX, L.P.
PINE HILL FARMS LANDFILL TX, LP
PLEASANT OAKS LANDFILL TX, LP
RIO GRANDE VALLEY LANDFILL TX, LP
ROYAL OAKS LANDFILL TX, LP
SOUTH CENTRAL TEXAS LAND CO. TX, LP
SOUTHWEST LANDFILL TX, LP
TESSMAN ROAD LANDFILL TX, LP
TURKEY CREEK LANDFILL TX, LP
VICTORIA LANDFILL TX, LP
WHISPERING PINES LANDFILL TX, LP

By:	Allied Waste Landfill Holdings, Inc., as General Partner of each of the foregoing entities

By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III Title: Treasurer

BENTON COUNTY DEVELOPMENT COMPANY
CLINTON COUNTY LANDFILL PARTNERSHIP
COUNTY LINE LANDFILL PARTNERSHIP
ILLIANA DISPOSAL PARTNERSHIP
JASPER COUNTY DEVELOPMENT COMPANY PARTNERSHIP
KEY WASTE INDIANA PARTNERSHIP
LAKE COUNTY C & D DEVELOPMENT PARTNERSHIP
NEWTON COUNTY LANDFILL PARTNERSHIP
SPRINGFIELD ENVIRONMENTAL GENERAL PARTNERSHIP
TIPPECANOE COUNTY WASTE SERVICES PARTNERSHIP
WARRICK COUNTY DEVELOPMENT COMPANY

By:	Allied Waste Landfill Holdings, Inc., as General Partner of each of the foregoing entities

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

By:	Allied Waste North America, Inc., as General Partner of each of the foregoing entities

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

BENSON VALLEY LANDFILL GENERAL PARTNERSHIP GREEN VALLEY LANDFILL GENERAL PARTNERSHIP MOREHEAD LANDFILL GENERAL PARTNERSHIP

By:	Allied Waste North America, Inc., as General Partner of each of the foregoing entities

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

By:	Browning-Ferris Industries of Tennessee, Inc., as General Partner of each of the foregoing entities

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

REPUBLIC WASTE SERVICES OF TEXAS, LTD. RWS TRANSPORT, L.P.

By:	Republic Waste Services of Texas GP, Inc., as General Partner of each of the foregoing entities

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

BFI ENERGY SYSTEMS OF SOUTHEASTERN CONNECTICUT, LIMITED PARTNERSHIP

By:	BFI Energy Systems of Southeastern Connecticut, Inc., its General Partner

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

OCEANSIDE WASTE & RECYCLING SERVICES

By:	Republic Services, Inc., its General Partner

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

By: Zakaroff Services, its General Partner

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

RABANCO COMPANIES

By:	Rabanco Recycling, Inc., its General Partner

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

By:	Rabanco, Ltd., its General Partner

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

REPUBLIC SERVICES OF FLORIDA, LIMITED PARTNERSHIP

By:	Republic Services of Florida GP, Inc., its General Partner

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

REPUBLIC SERVICES OF GEORGIA, LIMITED PARTNERSHIP

By:	Republic Services of Georgia GP, LLC, its General Partner

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer

REPUBLIC SERVICES OF INDIANA, LIMITED PARTNERSHIP

By:	Republic Services, Inc., its General Partner

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Senior Vice President, Treasurer

REPUBLIC SERVICES OF WISCONSIN, LIMITED PARTNERSHIP

By:	Republic Services of Wisconsin GP, LLC, its General Partner

	By:	/s/ Edward A. Lang, III
Name: Edward A. Lang, III
Title: Treasurer